UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42604

TMD ENERGY LIMITED

(Registrant’s Name)

B-10-06, Block B, Plaza Mont Kiara

No. 2, Jalan Kiara, Mont Kiara

50480 Kuala Lumpur

Wilayah Persekutuan, West Malaysia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

The board of directors of TMD Energy Limited (the “Company”) approved the change of the Company’s financial year end from December 31 to June 30 with effect from May 16, 2025.

A transition report on Form 20-F of the Company for the six months ending on June 30, 2025 will be filed with the U.S. Securities and Exchange Commission as and when appropriate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TMD Energy Limited

	By:	/s/ Dato’ Sri Kam Choy Ho
	Name:	Dato’ Sri Kam Choy Ho
Date: May 16, 2025	Title:	Director and Chief Executive Officer